

For Immediate Release

ServiceSource Names New Senior Sales Leadership Team

San Francisco, CA – December 2, 2013 – ServiceSource®
(NASDAQ:SREV), the global leader in recurring revenue management, today
announced changes to its global sales and customer leadership structure to
ensure ongoing customer success across its product and managed services
portfolio. The customer success and outside sales organizations will be
consolidated into one organization, led by Jay Ackerman. Tom Bonos will be
promoted to run the outside sales team, reporting to Ackerman and serving
on the company's senior leadership team. As part of today's announcement,
John Boucher is resigning from his role as Executive Vice President of Sales
and will assist in the transition to the new organizational structure, effective
January 1, 2014.

"As ServiceSource enters a new period of growth, we need to speak with one
consistent voice to existing, new and prospective customers," said Mike
Smerklo, Chairman and CEO of ServiceSource. "This new structure will take
our sales and customer success organizations to the next level, ensuring that
we not only scale to meet the needs of our Renew OnDemand and managed
services customers, but drive a closed-loop view of the customer. I want to
congratulate Jay Ackerman and Tom Bonos on their new leadership roles and
thank John for his service."

Jay Ackerman joined ServiceSource in 2005 as its EVP of Customer Success.
Since January 2011, Jay has served as ServiceSource's Chief Renewals
Officer and EVP of Customer Success. With a deep knowledge about
customer delivery requirements, Tom Bonos joined ServiceSource in
December, 2011 and currently serves as the company's Senior Vice President
of Global Sales Execution and Solution Design. In his new role as Executive
Vice President of Sales, Bonos brings more than fifteen years experience and
a strong history of building and leading direct and indirect sales teams,
including sales leadership positions at SAP and Oracle.

"I'm excited to lead the combined customer success and sales organization," said Jay Ackerman. "With today's announcement, ServiceSource is aligned to deploy the right resources that address our customers' unique recurring revenue requirements throughout the entire customer lifecycle."

About ServiceSource

ServiceSource International, Inc. (NASDAQ: SREV) is the global leader in recurring revenue management. Renew OnDemand™, the only cloud application built specifically to grow recurring revenue, automates a highly valuable but typically manual business process. By leveraging big data to give companies a complete view of their customers, Renew OnDemand and our proven services drive higher subscription, maintenance, and support revenue, improved customer retention, and increased business predictability.

With over a decade of experience focused exclusively on growing recurring revenue, ServiceSource's products and services are based on proven best practices and global benchmarks. Headquartered in the Cloud Corridor of San Francisco, ServiceSource® manages over $9 billion in recurring revenue for the world's largest and most respected technology companies. ServiceSource renews a customer contract every 47 seconds through engagements in more than 150 countries and 40 languages. For more information, please go to www.servicesource.com.

Forward-Looking Statements
This press release contains forward-looking statements, including statements regarding the benefits of ServiceSource offerings, our managed services and our Renew OnDemand cloud platform and application. These forward-looking statements are based on our current assumptions and beliefs, and involve risks and uncertainties that could cause our results to differ materially from those expressed or implied in our forward-looking statements. Those risks and uncertainties include, without limitation, fluctuations in our quarterly results of operations; the risk of material defects or errors in the our software offerings or their failure to meet customer expectations; migrating customers to Renew OnDemand and the ability to integrate Renew OnDemand with other third-party applications used by our customers; errors in estimates as to the renewal rate improvements and/or service revenue we can generate for our customers; our ability to grow the market for service revenue management; our ability to protect our intellectual property rights; the risk of claims that our offerings infringe the intellectual property rights of others; changes in market conditions that impact our ability to sell the Renew OnDemand solution and/or generate service revenue on our customers' behalf; the possibility that our estimates of service revenue opportunity under management and other metrics may prove inaccurate; demand for our offering that falls short of expectations; our ability to keep customer data and other confidential information secure; our ability to adapt our solution to changes in the market or new competition; general political, economic and market conditions and events; and other risks and uncertainties described more fully in our periodic reports and registration statements filed with the Securities and Exchange Commission, which can be obtained online at the Commission's website at http://www.sec.gov. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements.

Media Contacts
Randy Brasche
ServiceSource
415 901 7719
rbrasche@servicesource.com

Dan Walsh
Lewis PR
415 432 2413
Dan.Walsh@lewispr.com

Trademarks

ServiceSource, Renew OnDemand and any ServiceSource product or service names or logos above are trademarks of ServiceSource International, Inc. All other trademarks used herein belong to their respective owners.